Exhibit 99.1
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
1.Crumly Family Partners, Ltd., of which Richard K. Crumly (“Mr. Crumly”) is a control person, is the record owner of 225,000 shares of Common Stock of XPEL, Inc. (the “Issuer”).
2.ADAMAS, LLC, of which Mr. Crumly is a control person, is the record owner of 2,079,793 shares of Common Stock of the Issuer.
3.CARPE, LLC, of which Mr. Crumly is a control person, is the record owner of 2,329,906 shares of Common Stock of the Issuer.
4.Mr. Crumly’s spouse is the record owner of 255,500 shares of Common Stock of the Issuer. Mr. Crumly disclaims beneficial ownership of such securities.
This filing shall not be deemed an admission that Mr. Crumly is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of any equity securities in excess of his pecuniary interests.